UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Karuna Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

   48576A 100

(CUSIP Number)

Mark McDonnell

ARCH Venture Corporation

8755 W. Higgins Road Suite 1025

      Chicago, IL 60631

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    January 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 48576A 100	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Fund IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 3,062,872 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 3,062,872 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,062,872 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 48576A 100	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Fund IX Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 3,062,872 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 3,062,872 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,062,872 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 48576A 100	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 3,062,872 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 3,062,872 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,062,872 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 48576A 100	13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners IX Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 3,062,872 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 3,062,872 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,062,872 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 48576A 100	13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 3,062,872 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 3,062,872 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,062,872 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 48576A 100	13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Nelsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,763 Shares
	8	SHARED VOTING POWER 3,062,872 shares
	9	SOLE DISPOSITIVE POWER 19,763 Shares
	10	SHARED DISPOSITIVE POWER 3,062,872 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,082,635 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 48576A 100	13D	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Crandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,916 Shares
	8	SHARED VOTING POWER 3,062,872 shares
	9	SOLE DISPOSITIVE POWER 1,916 Shares
	10	SHARED DISPOSITIVE POWER 3,062,872 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,064,788 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 48576A 100	13D	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Bybee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 612 Shares
	8	SHARED VOTING POWER 3,062,872 shares
	9	SOLE DISPOSITIVE POWER 612 Shares
	10	SHARED DISPOSITIVE POWER 3,062,872 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,063,484 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 48576A 100	13D	Page 10 of 16 Pages

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment No. 2”) to the statement filed on Schedule 13D filed on July 15, 2019 (the “Original 13D”), as amended by Amendment No. 1 (“Amendment No. 1”) to the Original 13D filed on December 13, 2019, relating to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Karuna Therapeutics, Inc. (the “Issuer”) having its principal executive office at 33 Arch Street, Suite 3110, Boston, Massachusetts, 02110, amends the Original 13D as set forth herein.

Item 2.	Identity and Background.

(a)	This statement is being filed by (1) ARCH Venture Fund IX, L.P. (“AVF IX”), (2) ARCH Venture Partners IX, L.P. (“AVP IX LP”) the sole general partner of AVF IX, (3) ARCH Venture Partners IX, LLC (“AVP IX LLC”), the sole general partner of AVP IX LP and AVP IX Overage GP (defined below), (4) ARCH Venture Fund IX Overage, L.P. (“AVF IX Overage”), (5) ARCH Venture Partners IX Overage, L.P. (“AVP IX Overage GP”), which is the sole general partner of AVF IX Overage, (6) Keith Crandell (“Crandell”), (7) Robert Nelsen (“Nelsen”), (8) Clinton Bybee (“Bybee”, and together with Nelsen and Crandell, collectively the “AVP IX Managing Directors”). Each of the individuals and entities above shall be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)	The business address of each of the Reporting Persons is 8755 West Higgins Road, Suite 1025, Chicago, IL, 60631.

(c)	The principal business of AVP IX LP is to act as the general partner of AVF IX, and the principal business of AVP IX Overage GP is to act as the general partner of AVF IX Overage. The principal business of AVP IX LLC is to act as the general partner of AVP IX LP and AVF IX Overage GP. The principal business of each of the AVP IX Managing Directors is to act as managing directors of AVP IX LLC and of a number of affiliated partnerships with similar businesses.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of AVF IX, AVF IX LP, AVF IX Overage and AVP IX Overage GP, are limited partnerships organized under the laws of the State of Delaware. AVP IX LLC is a limited liability company organized under the laws of the State of Delaware. Each Managing Director is a US citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and restated in its entirety as follows:

On August 1, 2018, AVF IX and AVF IX Overage purchased 723,644 and 723,643 shares, respectively, of Series A Preferred Stock of the Issuer at a purchase price of $10.3642 per share. The number of shares reflects a 1.2987 to 1 reverse stock split effective immediately prior to the closing of the initial public offering of the Issuer. Each of the shares of Series A Preferred Stock converted into shares of Common Stock at the closing of the Issuer’s initial public offering.

CUSIP No. 48576A 100	13D	Page 11 of 16 Pages

On March 15, 2019, AVF IX and AVF IX Overage purchased 857,793 and 857,792 shares, respectively, of Series B Preferred Stock of the Issuer at a purchase price of $11.6578 per share. The number of shares reflects a 1.2987 to 1 reverse stock split effective immediately prior to the closing of the initial public offering of the Issuer. Each of the shares of Series B Preferred Stock converted into shares of Common Stock at the closing of the Issuer’s initial public offering.

On June 27, 2019, Nelsen was granted a stock option by the Issuer to purchase 16,250 shares of Common Stock at an exercise price of $16.00 per share. The option vested in full on June 27, 2020. Such option will expire on June 27, 2029.

On July 2, 2019, AVF IX and AVF IX Overage each purchased 100,000 shares of Common Stock at a purchase price of $16.00 per share.  The working capital of AVF IX and AVF IX Overage was the source of the funds for the purchase.  No part of the purchase price paid by these entities were represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock described above.  The total amount paid by for securities purchased in the above-listed transactions is as follows:

AVF IX:	$ 19,100,006.50
AVF IX Overage:	$ 19,099,977.64

On November 20, 2019, the Issuer sold two million six hundred thousand shares of Common Stock in a follow-on public offering.

On June 4, 2020, Nelsen was granted a stock option by the Issuer to purchase 12,500 shares of Common Stock at an exercise price of $97.59 per share. The option shall vest in full upon the earlier of (i) June 4, 2021, or (ii) the next annual meeting of the Issuer’s stockholders. Such option will expire on June 4, 2021.

Item 4.	Purpose of Transaction.

Each of AVF IX and AVF IX Overage acquired the Common Stock for investment purposes.  Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, AVF IX and AVF IX Overage and other Reporting Persons may dispose of or acquire additional shares of Common Stock of the Issuer.

On November 2, 2020, AVF IX and AVF IX Overage each made an in-kind distribution of 75,000 shares of Common Stock to its partners.  On January 8, 2021, AVF IX and AVF IX Overage each made an in-kind distribution of 75,000 shares of Common Stock to its partners. As partners of AVF IX LP and AVP IX Overage GP each of Nelsen, Crandell and Bybee received shares in such distribution without payment of any consideration.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 48576A 100	13D	Page 12 of 16 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a)	As of January 8, 2021, as a result of the transactions described in Item 4 above, AVF IX is the record owner of 1,531,437 shares of Common Stock (“AVF IX Record Shares”). AVP IX LP, as the sole general partner of ARCH Venture Fund IX, may be deemed to beneficially own the AVF IX Record Shares. AVP IX LLC, as the sole general partner of AVP IX LP, may be deemed to beneficially own the AVF IX Record Shares.

As of January 8, 2021, as a result of the transactions described in Item 4 above, AVF IX Overage is the record holder of 1,531,435 shares of Common Stock (“IX Overage Record Shares”).  AVP IX Overage GP, as the sole general partner of ARCH IX Overage, may be deemed to beneficially own the IX Overage Record Shares.  AVP IX LLC, as the sole general partner of AVF IX Overage GP, may be deemed to beneficially own the IX Overage Record Shares.

By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, each entity and Reporting Person may be deemed to share the power to direct the disposition and vote of the AVF IX Record Shares and IX Overage Record Shares (collectively, the “Record Shares”).  In addition, each of the AVP IX Managing Directors may be deemed to share the power to direct the disposition and vote of the AVF IX Record Shares and IX Overage Record Shares, and each of the AVP IX Managing Directors may be deemed to share the power to direct the disposition and vote of the AVF IX Record Shares and IX Overage Record Shares. Each Reporting Person disclaims beneficial ownership of all securities except for the shares, if any, held of record by such Reporting Person. As of the date of this filing, Nelsen is the holder of 3,513 shares of Common Stock, vested option for 16,250 (the “Vested Options”) and an unvested option for 12,500 shares (the “Unvested Options”) of Common Stock (Vested Options and Unvested Options, collectively the “Nelsen Options”). As of the date of this filing, Crandell is the holder of 1,916 shares of Common Stock. As of the date of this filing, Bybee is the holder of 612 shares of Common Stock.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the 26,806,566 shares of Common Stock outstanding on October 31, 2020 reported by the Issuer to be outstanding in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020. Nelsen’s Vested Options are included in amounts reported by Nelsen.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.
(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(e)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(f)	Not applicable

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

AVF IX and AVF IX Overage are parties to that certain Amended and Restated Investors’ Rights Agreement, dated March 15, 2019 (the “Investor Rights Agreement”), which is attached as an exhibit to the Issuer’s Form S-1 filed on May 31, 2019 and was incorporated by reference in the Original 13D. Effective as of the closing of the Issuer’s initial public offering, the covenants relating to delivery of financial statements, inspection rights and observer rights set forth in Section 3 were terminated. Pursuant to the Investor Rights Agreement, AVF IX and AVF IX Overage have certain registration rights with respect to its Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - Agreement of Joint Filing

CUSIP No. 48576A 100	13D	Page 13 of 16 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 19, 2021

ARCH VENTURE FUND IX, L.P.

By:       ARCH Venture Partners IX, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, LLC

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE FUND IX OVERAGE, L.P.

By:       ARCH Venture Partners IX Overage, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX OVERAGE, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

CUSIP No. 48576A 100	13D	Page 14 of 16 Pages

ARCH VENTURE PARTNERS IX, LLC

By:                            *

Keith Crandell

Managing Director

                                  *

Keith Crandell

                                  *

Clinton Bybee

                                  *

Robert Nelsen

* By:   /s/ Mark McDonnell

Mark McDonnell

Attorney-in-Fact

*This Amendment No. 2 was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Karuna Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on June 27, 2019 and incorporated herein in its entirety by reference.

CUSIP No. 48576A 100	13D	Page 15 of 16 Pages

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Karuna Therapeutics, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: January 19, 2021

ARCH VENTURE FUND IX, L.P.

By:       ARCH Venture Partners IX, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, LLC

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE FUND IX OVERAGE, L.P.

By:       ARCH Venture Partners IX Overage, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX OVERAGE, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

CUSIP No. 48576A 100	13D	Page 16 of 16 Pages

ARCH VENTURE PARTNERS IX, LLC

By:                            *

Keith Crandell

Managing Director

                                  *

Keith Crandell

                                  *

Clinton Bybee

                                  *

Robert Nelsen

* By:   /s/ Mark McDonnell

Mark McDonnell

Attorney-in-Fact

*This Agreement of Joint Filing was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Karuna Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on June 27, 2019 and incorporated herein in its entirety by reference.